

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 27, 2010

Daliang Teng, Chief Executive Officer
China Packaging Group, Inc.
No. 2 Beitang Road, Xiaoshan Economic and
Technological Development Zone
Hangzhou, Zhejiang Province F4 311215
People's Republic of China

> **Re:** **China Packaging Group, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed May 24, 2010**
> **File No. 333-148232**

Dear Mr. Teng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your reference to Randall Drake's reports on your financial statements as of and for the periods ended March 31, 2010 and March 31, 2009. Exhibit 99.2 to Form 8-K/A provides financial statements identified as unaudited, and does not make reference to Randall Drake. Please tell us where you have filed or furnished Randall Drake's reports as of and for the periods ended March 31, 2010 and 2009, or, if such periods were unaudited, amend your Form 8-K to reference only the fiscal years ended June 30, 2009 and June 30, 2008.

2. Please revise the disclosures within your third paragraph to confirm that there were no disagreements or reportable events during your two most recent fiscal years (June 30, 2009 and June 30, 2008) and the subsequent interim period through the date of Randall Drake's dismissal. Your current disclosure indicates no such disagreements or reportable events occurred during the two most recent calendar years and interim period through Randall Drake's dismissal. See Item 304(a)(iv)-(v) of Regulation S-K.

3. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, at (202) 551-3291 or David Walz, at (202) 551-3358 if you have questions regarding these comments and related matters.

Sincerely,

David Walz
Staff Accountant